2009 Chenault Drive, Suite 114 Carrollton, Texas 75006 972-444-8280 www.integratedsecurity.com

April 1, 2010

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

Comment letter dated February 23, 2010

Integrated Security Systems, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2009

Filed September 30, 2009

File No. 1-11900

Dear Mr. Spirgel,

We offer the following information in response to your letter.

Form 10-K for the year ended June 30, 2009

Financial statements

Note 6 - Debt

Debt conversion in fiscal year 2009, page 28 of 52

1.

Refer to your response to prior comment 1 from our letter dated February 4, 2010.  It appears to us you had induced conversions of your convertible secured and non-secured debt.  If so, you should recognize an expense equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of securities issuable pursuant to the original conversion terms.  For your guidance refer to ASC 470-20-40-16-17 and revise.

Response:  To recap the transaction in question:  The Company had $14.5 million of debt coming due in the fall of 2009 and no operating cash to service this debt.  To put the amount of debt in perspective, the Company had only $8.5 million in sales from continuing operations for the fiscal year.  In order for the Company to survive, management approached all debt holders, collectively, to convert their debt to common stock.  This includes both debt holders which were also shareholders and debt holders which were not.  In order for the debt conversion to be approved, 100% of the debt holders had to agree to the conversion all on the same terms, so the minority debt holders had substantial leverage to shape the transaction.  All of the debt holders, those which were shareholders and those which were not, agreed to convert the debt at $0.04 per share common. The market price of the common stock on the transaction date was $0.02.  Accordingly the debt holders incurred a loss on the transaction and likewise, the Company’s stockholders received a benefit; therefore the earnings process was substantially complete.

To discuss the second comment letter dated February 23, 2010, a meeting was held on March 11, 2010, via conference call, with representatives of ISSI, Brooks Sherman, CEO, Sharon Doherty, CFO; representatives of our auditing firm Montgomery Coscia Greilich, L.L.P, Paul Greilich, Partner, Rene Balli, Partner, and David Montemayor, Manager.; and representatives of your SEC office, Ivette Leon, Assistant Chief Accountant and Kyle Moffatt, Accountant Branch Chief.  During that meeting we further explained the nature of the debt extinguishment and that the conversion was initiated by the company due to its inability to service the debt; the extinguishment of the portion that was convertible debt was not made according to the terms of any of the convertible debt.

In our initial response we had referenced ASC 470-50-40 – Modifications and Extinguishments as the guiding literature.  Mr. Moffett and Ms. Leon suggested that we also consult the literature for troubled debt restructuring as well as the SEC Reporting Manual and other accounting reporting manuals.  Based on our review, we believe that the debt conversion falls under the guidance of ASC 470-60, Troubled Debt Restructurings by Debtors, based on the following:

a)

The modification or exchange is considered a troubled debt restructuring when two conditions are met; 1) the debtor is experiencing financial difficulty and 2) the creditor has granted a concession (ASC 470-60-55-5).  ISSI was experiencing financial difficulty; there was significant doubt as to whether the Company would continue to be a going concern as evidenced by the audit opinions issued in the Forms 10-K for the year ending June 30, 2008 and June 30, 2009; the Company forecasted that cash flows would be insufficient to service the debt; and the Company could not obtain funds from other sources.  The creditors granted a concession; the fair value of the debt and accrued interest greatly exceeded the fair value of the common stock and warrants issued in exchange.

b)

Troubled debt that is fully satisfied by grant of equity securities by the debtor is included in the term troubled debt restructuring in subtopic ASC 470-60 (ASC 470-60-15-6).

c)

The guidance in ASC 470-60 applies to all debtors and to all troubled debt restructurings by debtors (ASC 470-60-15-1 and -2).

In compliance with the standard, ISSI accounted for the equity interest, which was issued to fully settle the debt and accrued interest, at its fair value and recognized a gain on conversion of debt for the difference between the fair value of the equity interest granted and the carrying amount of the debt (ASC 470-60-35-4).

2.

The form of debt conversion agreement filed as Exhibit 10.1, included in the 8-K filed on July 15, 2009 and your disclosure in Note 6 indicated that you agreed to convert the debt at a purchase/conversion price of $.06; however it appears that the conversion occurred at $.04.  Please explain.

Response:  The purchase price of $0.06 referred to in Note 6 and in the form of debt agreement is the exercise price of the warrants that were issued in conjunction with the debt conversion.  The conversion occurred at $0.04 as previously stated.

3.

Refer to your response to prior comment 2 from our letter dated February 4, 2010.  Based on your response, it appears that approximately 80% of the debt converted into common shares was due to shareholders.  Therefore, any gain (or loss) recognized in connection with the conversion of debt due to shareholders should be recorded as a capital transaction.  Please revise

Response:  According to ASC 470-60, Troubled Debt Restructurings, the guidance in ASC 470-60 applies to all (emphasis added) troubled debt restructurings by debtors (ASC 470-60-15-1 and -2).  This standard clearly sets out the accounting treatment of various kinds of troubled debt, and it does not prescribe different treatment for related party transactions.  However, because a large portion of the troubled debt was to related parties, and because ASC 470-60 is silent in this regard, we looked to analogous literature in ASC 470-50, Modifications and Extinguishments; which does speak to transactions between related parties, yet the first paragraph under that section expressly excludes troubled debt as follows:  This Subtopic discusses the accounting for all extinguishments of debt instruments, except debt that is extinguished through a troubled debt restructuring (see Subtopic 470-60) or a conversion of debt to equity securities of the debtor pursuant to conversion privileges provided in terms of the debt at issuance (see Subtopic 470-20). Additional literature in regards to troubled debt restructuring involving related parties was not found in the SEC Reporting Manual or the PWC Accounting and Reporting Manual.  Accordingly, we concluded that ASC 470-60 dictates the proper accounting for the troubled debt restructuring of all of the debt, including that to related parties. This conclusion is supported by the fact all debt holders were treated equally regardless of their shareholdings.

Item 9A (T).  Controls and Procedures, page 37 of 52

4.

We note your response to prior comment 3 from our letter dated February 4, 2010.  We further note that you only provided a conclusion regarding disclosure controls and procedures as required by Item 307 of Regulation S-K, yet you did not provide the disclosures regarding management’s assessment of the effectiveness of its internal control over financial reporting as of June 30, 2009, including a statement as to whether or not internal control over financial reporting is effective as required by paragraph (a) (3) of Item 308T of Regulation S-K.  Since you filed an annual report for the prior fiscal year, you are required to report on your management’s assessment of internal control over financial reporting.  Please note that such a conclusion on the effectiveness of your internal control over financial reporting should be separate from your evaluation of disclosure controls and procedures.

Response:  We understand the shortcomings of our controls and procedures disclosure.  We will separately conclude on disclosure controls and procedures and internal controls over financial reporting in the Form 10K that will be due for the year ending June 30, 2010.

Forms 10-Q for the quarters ended September 30, 2009 and December 31, 2009

Item 4 Controls and procedures, page 14 of 17

5.

We note your response to prior comment 4 from our letter dated February 4, 2010.  It appears that you have mistakenly combined your assessments of ‘disclosure controls and procedures” and “internal control over financial reporting,” since your Form 10-Q for the quarter ended December 31, 2009 states that “internal controls over financial reporting were not effective as of December 31. 2009.” Please note that you should disclose your conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by each respective Form 10-Q.  Accordingly, please amend both Forms 10-Q for the quarters ended September 30, 2009 and December 31, 2009 to state affirmatively that your disclosure controls and procedures were not effective as of the end of each period covered by these reports.  Refer to Item 307 of Regulation S-K.

Response:  We agree that we mistakenly combined our assessments of disclosure controls and procedures and internal control over financial reporting.  Below is the revised wording of the disclosure for Item 4 (a).  Given that our third fiscal quarter has just ended on March 31, 2010, and that we will be issuing another Form 10Q in 45 days, we propose that we make this change prospectively with that filing.

(a) Evaluation of Disclosure Controls and Procedures.  As indicated in the certifications in Exhibit 31 of this report, our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2009.   Based on that evaluation, we have concluded that, as of December 31, 2009, our disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed in the Company’s periodic filings under the Securities Exchange Act of 1934 is accumulated and communicated to management, including the officers, to allow timely decisions regarding required disclosure.

We trust that you will find this information satisfactory in response to your questions.  Thanks again to your staff members for taking the time to speak with us to clarify your concerns over our disclosures.

Sincerely,

Brooks Sherman

Chief Executive Officer

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